767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Wildfire New PubCo, Inc.

386 Park Avenue South, FL 20

New York, NY 10016

VIA EDGAR

November 23, 2022

Brian Fetterolf & Mara Ransom

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Wildfire New PubCo, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed November 7, 2022

File No. 333-266840

Dear Mr. Fetterolf & Ms. Ransom:

On behalf of Wildfire New PubCo, Inc. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 18, 2022 (the “Comment Letter”) with regard to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-266840) filed by the Company on November 7, 2022 (the “Registration Statement”). The responses are based on information provided to us by the Company. Amendment No. 3 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 3”). Captions and page references herein correspond to those set forth in Amendment No. 3.

Mr. Fetterolf & Ms. Ransom

November 23, 2022

Amendment No. 2 to Registration Statement on Form S-4 filed November 7, 2022

Summary of the Proxy Statement/Prospectus, page 1

1.

We note your response to comment 1, as well as your revised disclosure that “[t]he equity owners of Mountain Air transferred the equity interests of Mountain Air to Bridger on November 7, 2022 for $1.00, and Mountain Air is now a wholly-owned subsidiary of Bridger.” However, you maintain your disclosure that “Mountain Air is owned 50% by Timothy Sheehy, the Chief Executive Officer and, after the Closing, a director of New Bridger, and 50% by an entity affiliated with Matthew Sheehy, Chairman of Bridger prior to Closing, and after the Closing, a director of New Bridger.” Please revise to update your disclosure here, as such disclosure indicates that the equity transfer has not yet occurred.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 3 to add the disclosure requested by your comment.

Risk Factors, page 27

2.

We note your response to comment 4 that “JPMorgan Strategic Situations’ investment in the preferred equity of Bridger did not increase the likelihood that Equity Capital Markets would receive its deferred underwriting fee.” However, we note your disclosure that the April 15, 2022 “updated draft of the LOI eliminated the previously contemplated PIPE financing as it would not be required to fund Bridger after consummation of the Business Combination,” in light of the Series C financing with J.P. Morgan Strategic Situations. Your disclosure continues to indicate that the J.P. Morgan Strategic Situations’ financing was a consideration in negotiating the transaction by providing funding certainty in connection with the proposed business combination, thereby increasing the likelihood that both a business combination would be completed and J.P. Morgan Securities would receive its deferred underwriting fee in connection therewith. Please revise your risk factors accordingly to discuss this risk, or explain why such investment did not increase the likelihood of an initial business combination despite being a key consideration in the transaction negotiations. Please also disclose that “JPMorgan Chase Funding Inc. and J.P. Morgan Securities LLC are wholly owned subsidiaries of JPMorgan Chase & Co.,” and to the extent that the earned fees and potential profits of these two entities are reflected in the balance sheet of their parent entity, JPMorgan Chase & Co., please discuss the risks related to such overlapping financial interests.

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that any third-party financing would have necessarily impacted the negotiations between Bridger and JCIC regarding a potential business combination, as capitalization of the post-business combination company was a key consideration for all interested parties.

On April 25, 2022, Bridger consummated the $300 million Series C Financing, with J.P. Morgan Strategic Situations as the principal investor, which investment was funded and was not conditioned on consummation of an initial business combination with JCIC or with any other SPAC. In addition, the Merger Agreement between JCIC and Bridger was not entered into until more than three months later, on August 3, 2022, and therefore could not have materially influenced J.P. Morgan Strategic Situations’ significant investment in Bridger.

Mr. Fetterolf & Ms. Ransom

November 23, 2022

Further, as disclosed on page 126 of the Registration Statement, while J.P. Morgan Strategic Situations introduced JCIC to Bridger, neither J.P. Morgan Securities nor J.P. Morgan Strategic Situations advised JCIC in respect of the Business Combination. In fact, on July 29, 2022, prior to execution of the Merger Agreement, J.P. Morgan Securities provided notice to JCIC of its intent to waive entitlement to its deferred underwriting commission pursuant to the JCIC IPO underwriting agreement. Additionally, subsequent to J.P. Morgan Securities waiving its rights to the deferred underwriting commission, J.P. Morgan Strategic Situations agreed to waive the $100 million minimum equity condition for the Business Combination to constitute a “Qualified Public Offering” for purposes of the Bridger limited liability company agreement, which was critical to JCIC’s and Bridger’s willingness to proceed with executing the Merger Agreement and further evidence that J.P. Morgan Strategic Situations’ decisions with respect to its investment in Bridger were not for the purpose of enhancing the likelihood that J.P. Morgan Securities would receive deferred underwriting compensation.

As a result of the foregoing facts, the Company does not believe there is an identifiable risk arising from J.P. Morgan Strategic Situations’ investment in Bridger, or the fact that J.P. Morgan Securities was an underwriter in JCIC’s IPO. There are no fees that will be reflected on the balance sheet of JPMorgan Chase & Co. in respect of consummation of the Business Combination, and there is no conflict inherent in any profits earned by JPMorgan Chase Funding Inc. as a result of J.P. Morgan Strategic Situations’ investment in Bridger, and therefore no risks related to such financial interest due to overlap. Even if J.P. Morgan Securities was still entitled to receipt of its deferred underwriting commission, the Company does not believe there would be a risk related to such overlapping financial interests, as J.P. Morgan Securities did not provide advice to JCIC in respect of the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 92

3.

We note your response to comment 3. Please tell us why you are not making pro forma income statement adjustments for the interest related to the New Bridger Series A Preferred shares or the Series 2022 Bonds as of the beginning of the periods presented. Refer to Rule 11-01(a)(8) and 11-02(a)(6)(B) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the adjustment on page 99 of Amendment No. 3 for the interest related to New Bridger Series A Preferred Stock to the net loss per share upon surrender and exchange of Bridger Series C Preferred Shares into New Bridger Series A Preferred Stock as of the beginning of each of the periods presented in the unaudited pro forma condensed combined per share information. The Company respectfully advises the staff that the Company expects to classify New Bridger Series A Preferred Stock as temporary equity, consistent with the classification of Bridger Series C Preferred Shares. The interest accrued from Bridger Series C Preferred Shares is not recorded as interest expense in the unaudited condensed consolidated statements of operations but rather as an adjustment to accumulated deficit in the unaudited condensed consolidated statements of members’ deficit on page F-29 of Amendment No. 3 and as an adjustment to the net income (loss) per share as disclosed in the notes to unaudited condensed consolidated financial statements on page F-51 of Amendment No. 3. Therefore, the interest accrued from New Bridger Series A Preferred Stock is not recorded as an interest expense adjustment in the unaudited pro forma condensed combined statement of operations but recorded as an adjustment to the net loss per share as part of the adjustment to maximum redemptions value in the unaudited pro forma condensed combined per share information.

For additional clarification, the maximum redemptions value related to Bridger Series C Preferred Shares assumes that redemptions occur prior to the consummation of the Business Combination and therefore is calculated based on (i) the stated value at $1,000 per share, plus (ii) accrued interest, plus (iii) the initial issue price at $1,000 per share multiplied by 0.50. However, upon the surrender and exchange of Bridger Series C Preferred Shares into New Bridger Series A Preferred Stock, the carrying value of New Bridger Series A Preferred Stock is calculated based on the assumption that redemptions occur upon the consummation of the Business Combination. Therefore, the carrying value of New Bridger Series A Preferred Stock is calculated based on (i) the stated value at $1,000

Mr. Fetterolf & Ms. Ransom

November 23, 2022

per share, plus (ii) accrued interest, which is also consistent with the terms of New Bridger Series A Preferred Stock governed by New Bridger’s Certificate of Incorporation. Therefore, the Company has revised the unaudited pro forma balance sheet adjustments on page 92 of Amendment No. 3 and the net loss per share adjustments on page 99 of Amendment No. 3 for the maximum redemptions value of New Bridger Series A Preferred Stock to exclude the amount calculated from the product of initial issue price at $1,000 per share multiplied by 0.50.

The Company respectfully acknowledges the Staff’s comment and has revised the pro forma income statement adjustments on pages 93 and 94 of Amendment No. 3 for the interest related to the Series 2022 Bonds issuance as of the beginning of each of the periods presented. For consistency, the Company has also revised the pro forma income statement adjustments on pages 93 and 94 of Amendment No. 3 and the pro forma net loss per share adjustments on page 99 of Amendment No. 3 for the interests related to the redemptions of Series 2021 Bonds, Bridger Series A Preferred Shares, and Bridger Series B Preferred Shares upon the issuances of Series 2022 Bonds and Bridger Series C Preferred Shares as of the beginning of each of the periods presented.

Background of the Business Combination, page 123

4.

We note your response to comment 6, as well as your revised disclosure on page 127 describing the “selected groups of publicly-traded companies in each of the aviation services, government services, ESG services and carbon reduction and premium A&D manufacturing industries.” Please revise to narratively disclose the particular companies selected in each group, to provide shareholders with a more complete picture of the analysis used by JCIC’s management in negotiating the enterprise value.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of Amendment No. 3 to add the disclosure requested by your comment.

5.

We note that the JCIC Board and JCIC management reiterated their support for proceeding with the business combination. Elaborate upon your disclosure to explain why, given the conclusion that the Updated Projections represent the more likely outcome. In doing so, disclose whether the JCIC Board and JCIC management re-calculated the enterprise valuation amount and, if not, why not. Also, please confirm in your discussion of your “Reasons for Approval of the Business Combination” that the JCIC Board reiterates its determination that the business combination proposal continues to be in the best interests of JCIC and its shareholders and unanimously recommends that shareholders vote in favor, if true. In doing so, acknowledge the impact of the Updated Projections and disclose what consideration, if any, the JCIC Board gave to seeking an updated fairness opinion, in light of the updated projections and, if not, disclose why not.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 of Amendment No. 3 to add the disclosure requested by your comment.

Projected Financial Information, page 137

6.

We note your disclosure that in-part attributes the change in your near-to-mid-term outlook to “manufacturing and delivery delays in 2022,” and that “the timely delivery of the fifth and sixth Super Scooper aircrafts and the two UAS drones would have allowed for an addition of up to $18.7 million in revenue.” Please disclose the assumptions underlying this revenue estimate of $18.7 million and quantify as appropriate (e.g., whether the number of standby

Mr. Fetterolf & Ms. Ransom

November 23, 2022

days and flight hours would have been impacted by a more timely delivery). In revising your disclosure, explain why the availability of these aircrafts (if timely delivered) would have increased your revenue despite the “unexpectedly slow and shortened fire season” (e.g., clarify whether revenue would have increased due to utilization of such aircrafts, and if so, explain how this is consistent with decreased demand during the 2022 fire season).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143-144 of Amendment No. 3 to add the disclosure requested by your comment.

7.

We also note your disclosure that in-part attributes the change in outlook to the “unexpectedly slow and shortened fire season” and relies on NIFC data in discussing such reason, and you further assume a “normalized 2023 fire season” in your updated projections. In this regard, we note that NIFC’s website discloses as of November 11, 2022 that “[t]o date, 61,390 wildfires have burned 7,251,835 acres,” which “is the most wildfires reported to-date in the past 10 years.” Their website further states that “[t]he number of acres burned this year is above the 10-year average of 6,859,200 acres” and also above the number of acres burned in 2021. Please provide a more robust discussion of your assumptions underlying the length and business of the fire season and the varying factors that impact this assumption (e.g., fire preparedness level as opposed to actual acres burned, number of wildfires, etc.), and reconcile your discussion of the slow and shortened fire season with the NIFC data. In revising your disclosure, please ensure you provide a level of detail sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of Amendment No. 3 to add the disclosure requested by your comment.

8.

We note your disclosure that the initial projections’ cost of sales and gross profit were prepared on a non-GAAP basis and excluded depreciation, but the updated projections prepared such measures according to GAAP and included depreciation. Please provide a more detailed discussion of Bridger’s management’s decision to change how they calculated cost of sales and gross profit in the updated projections, and further explain how this impacted the updated projections in your discussion on page 143.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 141 and 145 of Amendment No. 3 to add the disclosure requested by your comment.

Bridger’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations

EBITDA and Adjusted EBITDA, page 239

9.

Your adjustment for bonuses to employees and executives appears to relate to cash compensation. Please tell us your basis for making the adjustment. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, with respect to the cash bonuses included in the adjustment on page 242 of Amendment No. 3, such bonuses represented one-time discretionary cash bonuses paid to certain employees and executives of Bridger who were involved with the execution and consummation of two significant Bridger financing transactions

Mr. Fetterolf & Ms. Ransom

November 23, 2022

in 2022, the issuance of the Bridger Series C Preferred Shares and issuance of the Series 2022 Bond, and key milestones towards the eventual launch of Bridger as a public company, namely the execution of the Transaction Agreements and initial filing of the proxy statement/prospectus by the Company included in the Registration Statement. These cash bonuses are unrelated to Bridger’s annual cash bonus plan and outside Bridger’s ordinary course of business. The Company believes that similar bonus payments are not reasonably likely to occur in the future after the closing of the Business Combination. Due to the infrequent nature of these transactions and the size of such bonuses, the Company believes that excluding these expenses from Adjusted EBITDA is useful to both management and investors because it facilitates comparability of period to period results, provides meaningful supplemental information regarding Bridger’s core operating performance, and does not result in Adjusted EBITDA being misleading. The Company further advises the Staff that Bridger management does not include such bonuses in its evaluation of Bridger’s historical performance.

The Company respectfully advises the Staff that Bridger excludes the cash bonuses paid to those limited number of employees and executives because those payments are not related to the core operating performance of Bridger and represent one-time discretionary bonuses paid to a limited group of Bridger executives and employees involved in certain extraordinary transactions that are unlikely to recur (i.e., becoming a public company and certain significant private financing transactions leading up to becoming a public company, the proceeds of which were used in part to redeem existing private preferred stockholders in Bridger and existing debt instruments). Accordingly, Bridger has determined that these bonuses are not normal recurring expenditures because these costs are specific in nature, non-recurring, and not necessary for the operation of Bridger’s core businesses (i.e., fire suppression and aerial surveillance). Furthermore, the Company respectfully advises the Staff that excluding such bonuses does not result in the Non-GAAP financial measures being misleading. Accordingly, the Company believes Bridger’s exclusion of such bonuses negotiated in connection with the transactions above from the calculation of Bridger’s Non-GAAP measures is consistent with the guidance set forth in Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretation.

The Company further advises the Staff that it is has revised the disclosure on page 241 of Amendment No. 3 to add clarifying disclosure in connection with your comment.

Mr. Fetterolf & Ms. Ransom

November 23, 2022

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at (212) 596-9296 or (212) 310-8566.

Sincerely,

/s/ Jaclyn L. Cohen
Ropes & Gray LLP

/s/ Michael E. Lubowitz
Weil, Gotshal & Manges LLP

cc: Robert F. Savage, President, Wildfire New PubCo, Inc.